Lord Marshall of Knightsbridge Chairman
Waterside (HBB3) PO Box 365 Harmondsworth UB7 0GB United Kingdom Tel 0870 850 9850 Outside United Kingdom Tel +44 (0) 191 490 7901

Martin Broughton Esq
British Airways Plc
Waterside HBA3
Harmondsworth
UB7 0GB

11 March, 2004

Dear Martin

NON-EXECUTIVE CHAIRMAN APPOINTMENT

Following on from the decision of the Board on 5 December, 2003, I am writing to formally set out the terms of your appointment as a Non-Executive Director and as the next Chairman of the Board of British Airways Plc (‘the Company’). It is agreed that this is a contract for services and is not a contract of employment.

Appointment

Your appointment as a Non-Executive Director and as Senior Independent Non-Executive Director of the Company began on 12 May 2000 and you were last re-elected by shareholders for a three year term which will end at the close of the Annual General Meeting in July, 2006, unless otherwise terminated earlier by and at the discretion of either party upon one month’s written notice (but subject always to the provisions of the Company’s Articles). In addition, the Board appointed you its Deputy Chairman with effect from 7 November, 2003. Continuation of your appointment is contingent on satisfactory performance and re-election at forthcoming Annual General Meetings in accordance with Article 87. As you know, whilst it is unlikely that the appointment of non-executive directors generally would be extended beyond a third term in order to comply with the independence criteria set out in Provision A.3.1 of the Combined Code on Corporate Governance (July 2003) (the “Combined Code”), this provision does not apply to chairmen. The Code simply provides that a chairman should on appointment meet the independence criteria, which you do; thereafter the test of independence is not appropriate in relation to the chairman.

Board Committees

It is normal practice for all of the Company’s Non-Executive Directors to also serve on Board Committees. You currently chair the Audit Committee but will be required to relinquish that role with effect from the close of the Annual General Meeting 20 July, 2004. In addition, you currently serve on the Nominations, Remuneration and Safety Review Committees. You should also relinquish your roles on the Remuneration and Safety Review Committees with effect from the close of the Annual General Meeting 20 July, 2004 but we would expect you to chair the Nominations Committee with effect from that date.

Directors:

Lord Marshall of Knightsbridge (Chairman), M F Broughton (Deputy Chairman), R I Eddington (Chief Executive), J F Rishton (Chief Financial Officer), M A Street (Director of Customer Service & Operations), M A van den Bergh, Dr A S Ganguly, Capt M D Jeffery, Baroness O’Cathain OBE, Dr M P Read, A C Reed, Lord Renwick of Clifton

British Airways Plc
Registered Office: Waterside PO Box 365 Harmondsworth UB7 0GB
Registered in England No.- 1777777

www.ba.com

11 March 2004 Page 2 of 5

Time commitment

Overall we anticipate a time commitment of one hundred days per year as Chairman with additional time spent during an induction phase. This will include attendance at all Board meetings and the AGM. The Secretary will shortly forward to you a schedule of meetings for 2005. In addition, you will be expected to devote appropriate preparation time ahead of each meeting. By accepting this appointment, you have confirmed that you are able to allocate sufficient time to meet the expectations of your role.

The agreement of the Board should be sought before accepting additional commitments that might affect the time you are able to devote to your role as Chairman of the Company. The Combined Code requires the Company to include details of your other significant commitments in each annual report and that changes to those commitments should be reported to the Board as they arise. The Combined Code also provides that no individual should be appointed to a second chairmanship of a FTSE100 company.

Role

Non-Executive Directors have the same general legal responsibilities to the Company as any other Director. The Board as a whole is collectively responsible for promoting the success of the Company by directing and supervising the Company’s affairs. All Directors must take decisions objectively in the interests of the Company. The Board:

•	provides entrepreneurial leadership of the Company within a framework of prudent and effective controls which enable risk to be assessed and managed;
•	sets the Company’s strategic aims, ensures that the necessary financial and human resources are in place for the Company to meet its objectives, and reviews management performance; and
•	sets the Company’s values and standards and ensures that its obligations to its shareholders and others are understood and met.

In addition to these requirements of all Directors, the role of the non-executive has the following key elements:

•	Strategy: Non-Executive Directors should constructively challenge and contribute to the development of strategy;
•	Performance: Non-Executive Directors should scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;
•

Risk: Non-Executive Directors should satisfy themselves as to the integrity of financial information, that financial controls are sound and that the systems of risk management are robust and defensible; and

•

People: Non-Executive Directors, through the Remuneration Committee, are responsible for determining appropriate levels of remuneration of Executive Directors and have a prime role in appointing, and where necessary removing, senior management and in succession planning.

11 March 2004 Page 3 of 5

Your Role as Chairman

The role of Chairman is pivotal in creating the conditions for overall board and individual director effectiveness, both inside and outside the boardroom. Specifically, it will be your responsibility as Chairman to:

•

run the Board and set its agenda. The agenda should take full account of the issues and the concerns of all board members. Agendas should be forward looking and concentrate on strategic matters rather than formulaic approvals of proposals which can be the subject of appropriate delegated powers to management;

•

ensure that the members of the Board receive accurate, timely and clear information, in particular about the Company’s performance, to enable the board to take sound decisions, monitor effectively and provide advice to promote the success of the Company;

•	ensure effective communication with shareholders and ensure that the members of the Board develop an understanding of the views of the major investors;
•

manage the Board to ensure that sufficient time is allowed for discussion of complex or contentious issues, where appropriate arranging for informal meetings beforehand to enable thorough preparation for the Board discussion. It is particularly important that Non-Executive Directors have sufficient time to consider critical issues and are not faced with unrealistic deadlines for decision-making;

•	take the lead in providing a properly constructed induction programme for new directors that is comprehensive, formal and tailored, facilitated by the Secretary;
•

take the lead in identifying and meeting the development needs of individual directors, with the Secretary having a key role in facilitating provision. It will be your responsibility as Chairman to address the development needs of the Board as a whole with a view to enhancing its overall effectiveness as a team;

•	ensure that the performance of individuals and of the Board as a whole and its Committees is evaluated at least once a year; and
•	encourage active engagement by all the members of the Board.

Fees

A basic fee of £27,500 gross per annum, to include your membership of Board Committees, plus an additional £600 for each major Board Committee meeting separately attended is currently paid to British American Tobacco in relation to your services. These amounts are paid quarterly in arrears, and will be subject to review from time to time. The level of fees for the Chairman is determined by the Remuneration Committee. As Chairman, you will be initially paid a fee of £250,000* gross per annum. This will be paid to you monthly in arrears, and will be subject to review from time to time. The Company will also reimburse you for all reasonable and properly documented expenses you incur in performing the duties of your office. In addition, the Company will provide you with medical insurance, a suitable car and the use of a full time driver.

*w.e.f. 1.Ï.04 £300,000

11 March 2004 Page 4 of 5

Outside interests

It is accepted and acknowledged that you have business interests other than those of the Company and have declared any conflicts that are apparent at present. In the event that you become aware of any potential conflicts of interest, these should be disclosed to the Secretary as soon as apparent.

The Board of the Company has determined you to be independent (i) according to provision A.3.1 of the Combined Code and (ii) for the purposes of the Corporate Governance Rules proposed by the New York Stock Exchange (October 2003).

Confidentiality

All information acquired during your appointment is confidential to the Company and should not be released, either during your appointment or following termination (by whatever means), to third parties without prior clearance from the Secretary.

Your attention is also drawn to the requirements under both legislation and regulation as to the disclosure of price sensitive information. Consequently you should avoid making any statements that might risk a breach of these requirements. The Secretary can provide or obtain advice in relation to these matters.

Induction

As a serving Board Member, you are subject to the Company’s policies on Insider Dealing, Business Conduct and Price Sensitive Information as well as to the provisions of the City Code on Takeovers, the Listing Rules and the regulations of the two stock exchanges. I understand that you have agreed with the Secretary for a further tailored induction covering various areas of the business. He will also arrange for site visits and meetings with senior and middle management and the Company’s Auditor. He will also arrange for you to meet some of our major investors as necessary.

Review process

The performance of individual directors and the whole Board and its Committees is evaluated annually. If, in the interim, there are any matters which cause you concern about your role you should discuss them with the Secretary as soon as is appropriate.

Insurance

The Company has Directors’ and officers’ liability insurance and it is intended to maintain such cover for the full term of your appointment. The current indemnity limit is £100 million in aggregate. The Secretary will provide you with fuller details on request.

11 March 2004 Page 5 of 5

Independent professional advice

Occasions may arise when you consider that you need professional advice in the furtherance of your duties as a Director. Circumstances may occur when it will be appropriate for you to seek advice from independent advisers at the Company’s expense. This should be obtained in accordance with the Board’s agreed procedure details of which the Secretary will provide in due course. The Company will reimburse the full cost of expenditure incurred in accordance with the policy.

Further information

The Secretary will write to you separately with the additional information referred to in this letter and he will also cover the other formal matters which have to be dealt with in connection with your appointment.

I trust this letter sets out the agreed basis of your current and future appointments and I should be grateful if you formally confirm your acceptance and agreement to the terms as soon as convenient by signing and returning the enclosed duplicate letter.

Yours sincerely

[Signature Illegible]

I confirm my agreement to the foregoing.

Signed: [Signature Illegible]                                                               Date: 11 March, 2004